UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 3 March 2026, London UK

GSK completes acquisition of RAPT Therapeutics

GSK plc (LSE/NYSE: GSK) today announced the completion of its previously announced acquisition of RAPT Therapeutics, a California-based, clinical-stage biopharmaceutical company dedicated to developing novel therapies for patients living with inflammatory and immunologic diseases.

The acquisition includes ozureprubart, a long-acting anti-immunoglobulin E (IgE) monoclonal antibody, currently in phase IIb clinical development for prophylactic protection against food allergens. IgE is a clinically validated target and is the only approved systemic therapy shown to protect patients from a harmful allergic and inflammatory immune response. Around 94% of severe food allergies are caused by IgE-mediated reactions.1

Current anti-IgE treatment for food allergy involves injections every 2 to 4 weeks, which can be a significant burden, particularly since most patients are children. Ozureprubart's clinical profile offers the potential for less frequent dosing of every 12 weeks, supporting improved compliance and patient outcomes, as well as providing a new option to approximately 25% of patients currently ineligible for existing therapy. Ozureprubart complements GSK's extensive commercial footprint and prescriber base in allergy.

Data from the phase IIb trial (prestIgE) assessing use of ozureprubart as monotherapy is expected in 2027, with phase III trials to be focused on both at-risk adult and paediatric populations.

Kaivan Khavandi, SVP, R&D Head Respiratory, Immunology & Inflammation, and Head of GSK Translational & Development Sciences, GSK said: "Ozureprubart is a promising asset that complements our expanding RI&I pipeline. Food allergies continue to place a heavy burden on patients and their families, and we are committed to progressing this potential best-in-class monoclonal antibody to deliver longer-lasting protection."

Financial considerations
The total cash consideration for this acquisition amounts to an approximate aggregate equity value of $2.2 billion. Net of cash acquired, GSK's upfront investment is approximately $1.9 billion.

The transaction gives GSK the global rights to the ozureprubart programme, excluding mainland China, Macau, Taiwan and Hong Kong. GSK will also be responsible for success-based milestone and royalty payments for ozureprubart owed to RAPT's partner, Shanghai Jeyou Pharmaceutical Co., Ltd.

About food allergies
In the US, over 17 million people are diagnosed with food allergies, with more than 1.3 million people suffering severe reactions.2,3,4 Notably, 65% of severe food allergy patients are children and adolescents.1 This results in more than 3 million patient visits each year to hospital and emergency care.5 Disease burden is amplified by the frequency and complexity of allergic reactions, which can escalate to anaphylaxis, emergency care and impact a patient's wellbeing and participation in social activities. Collectively, food allergies cost US families an estimated $33 billion in 2024, underscoring the need for more effective and durable therapies.5

About RAPT Therapeutics
RAPT Therapeutics is a clinical-stage immunology-based biopharmaceutical company focused on discovering, developing and commercializing novel therapies for patients living with inflammatory and immunologic diseases. Utilizing deep and proprietary expertise in immunology, RAPT develops novel molecules that are designed to modulate the critical immune responses underlying these diseases.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q4 Results for 2025.

Registered in England & Wales:

No. 3888792

Registered Office:

79 New Oxford Street

London

WC1A 1DG

References
1. GSK Epi assessment based on MarketScan and Optum claims database
2. Warren CM, Aktas ON, Manalo LJ, Bartell TR, Gupta RS. The epidemiology of multifood allergy in the United States: a population-based study. Ann Allergy Asthma Immunol. 2023;130(5):637-648.e5.
3. US Census Bureau. Age and Sex, American Community Survey, ACS 1-Year Estimates Subject Tables, Table S0101, 2022. Accessed 9 January, 2026. https://data.census.gov/table/ACSST1Y2022.S0101.
4. MarketScan's overall prevalence, and Optum's age-stratified (<18; 18+) and overall prevalence. Severe FA defined as patients with ER/inpatient visit or under specialist care.
5. FARE Food Allergy Facts and Statistics for the US (April 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 03, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc
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